UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2008

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

January 31, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	5-5, Otemachi 1-chome,
Chiyoda-ku, Tokyo, Japan
Listing Code:	8411 (Tokyo Stock Exchange 1st Sec., Osaka Securities Exchange 1st Sec.)

Announcement regarding Trading loss of Subsidiary

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that our subsidiary, Mizuho Securities Co., Ltd. (Chiyoda-ku, Tokyo, Japan, President: Keisuke Yokoo, hereafter “MHSC”), posted a trading loss in MHSC’s consolidated financial results for the nine months ended December 31, 2007 as described below mainly due to the mark down of securitization products in light of the dislocation in the credit markets stemming from U.S. subprime loans issues.

1. Trading loss of MHSC, etc.

(Unit: Millions of Yen)
(A) Trading loss in MHSC’s consolidated financial results for the nine months ended December 31, 2007	190,985
(B) Total Net Assets in MHFG’s consolidated financial statements for fiscal year ended March 31, 2007 (A/B × 100)	6,724,408 (2.84%)
(C) Ordinary Profits in MHFG’s consolidated financial statements for fiscal year ended March 31, 2007 (A/C × 100)	748,170 (25.53%)
(D) Net Income in MHFG’s consolidated financial statements for fiscal year ended March 31, 2007 (A/D × 100)	620,965 (30.76%)

Reference: MHFG’s accounting period ends at March 31.

2. Effect on profits and losses

Please refer to “Consolidated Financial Information for the Third Quarter of Fiscal 2007, P2-4” for the information regarding MHFG’s consolidated earnings estimates for fiscal 2007.

Please direct any inquiries to:	Public Relations Office, Corporate Communications, Mizuho Financial Group, Inc. Tel: 81-3-5224-2026